SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December, 2003
                           Commission File Number 0-99

                               PETROLEOS MEXICANOS
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             (Exact name of registrant as specified in its charter)

                                MEXICAN PETROLEUM
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                 (Translation of registrant's name into English)

                              United Mexican States
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                 (Jurisdiction of incorporation or organization)


                         Avenida Marina Nacional No. 329
                                Colonia Huasteca
                               Mexico, D.F. 11311
                                     Mexico
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X  Form 40-F
                                     ---           ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

                                 Yes     No  X
                                     ---    ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

                                  Yes     No  X
                                      ---    ---

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No  X
                                     ---    ---

TRANSLATION INTO ENGLISH FROM ORIGINAL PRESS RELEASE IN SPANISH

PRESS RELEASE 327

12.09.2003

Pemex will monetize its shares in Repsol YPF


Since 1979 Petroleos Mexicanos ("Pemex") has been a shareholder of what today is Repsol YPF, S.A. of Spain ("Repsol YPF"). Currently, Pemex's participation in Repsol YPF amounts to 4.81%. This relationship is complemented with a solid trade relationship between both companies.

In recent years, Pemex has executed market operations to monetize its participation in Repsol YPF through diverse financial instruments. Nevertheless, in all of these transactions, Pemex has always maintained the shareholder corporate rights provided by its share of equity in Repsol YPF.

In accordance with this strategy, Pemex will monetize its equity participation in Repsol YPF, through a non-affiliated foreign special purpose vehicle. The vehicle is issuing today exchangeable bonds into shares of Repsol YPF, with a 7 year maturity and a semi-annual coupon rate of between 4 and 4.5%. The face value and interest payments of the bonds will be guaranteed by Pemex.

The bonds, at Pemex's discretion, may be exchangeable to investors for shares of Repsol YPF, or, in lieu of delivering the shares, Pemex may elect to pay the cash equivalent value. Throughout the lifetime of the bond, Pemex will uphold its shareholder corporate and equity rights, particularly, its seat on the Board of Directors of Repsol YPF.

Pemex decided to execute this transaction as it represents significant financial advantages compared to other monetization alternatives.

"The bonds have not been and will not be registered under the Securities Act of 1933 of the United States of America and may not be offered or sold within the United States of America or to U.S. persons absent such registration or an exemption from the registration requirements stated in the aforementioned Act."

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Petroleos Mexicanos



                                             By: /s/ OCTAVIO ORNELAS ESQUINCA
                                                 ----------------------------
                                                 Octavio Ornelas Esquinca
                                                 Managing Director of Finance
                                                 and Treasury


Date:  December 10, 2003




                           FORWARD-LOOKING STATEMENTS

        This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates," "believes," "estimates," "expects," "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.